Mail Stop 0309	March 24, 2005

Mr. Theodore B. Shapiro
Chief Executive Officer
The Sagemark Companies Ltd.
1285 Avenue of the Americas, 35th Floor
New York, New York 10019

Re:	The Sagemark Companies Ltd.
Registration Statement on Form SB-2, filed February 28, 2005
      File No. 333-123032

Dear Mr. Shapiro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note that in the last fiscal year you filed Forms 12b-25 regarding notification of late filing for your Forms 10KSB and 10QSB.
In each case, you indicated that the filing was late for the following reason: "Due to delays in receiving certain information, the report on Form 10-KSB could not be timely filed without unreasonable effort or expense." Please note that you are required to explain "reasonable detail" why the report could not be filed within the prescribed time. Please provide us further explanation of why these reports could not be filed within the prescribed time. In future filings, please provide such additional detail.
2. Based on the following comments, please also revise your disclosures in future filings beginning with your Form 10-KSB for the fiscal year ended December 31, 2004.

Form SB-2

General
3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
4. Please update the financial statements as required by Rule
310(g)
of Regulation S-B and other information derived from the financial statements. As to all other disclosure, provide updated information as of the date you file your amendment.
5. Please eliminate the use of defined terms that appears on the front cover page and in the forepart of your prospectus and limit the use of defined terms that appear throughout the body of your prospectus. See Rules 421(b) and 421(d) of Regulation C. Please see the following examples:
* You are capitalizing terms that you are using for their common meanings. For example, you capitalize "Selling Stockholders." Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion.
* You define The Sagemark Companies Ltd., as ("Sagemark" or the "Company"). It`s highly unlikely that anyone reading your prospectus will think you are referring to any other company when you use the shortened name "Sagemark" or "Company." Similarly, you define the Securities Act of 1933, as amended as (the "Securities Act"). Parenthetical definitions such as these are unnecessary. Therefore, delete these and all other unnecessary parenthetical definitions from your prospectus.
* Further, you have unnecessarily created terms solely for use in this prospectus. For example, "Investor Warrants" and "Private Placement Warrants." While this practice provides a useful shortcut for the writer, potential investors must memorize a new vocabulary-whose usefulness is limited to this prospectus-before they can understand your disclosure.
6. Please provide us annotated documentary support for the following statements or revise your filing appropriately. Copies delivered should be marked to highlight the relevant information.
* "PET is regarded in the medical community as the most advanced, accurate and cost effective disease detection procedure currently available."
* "PET and PET/CT is the fastest growing molecular imaging segment within the medical diagnostic imaging market with an almost 50% increase in utilization from 2002 to 2003 and a predicted growth rate of 100% between 2002 and 2005. The current estimated market for PET services is approximately $2 billion a year. Strong growth is expected to continue in 2005 with annual estimates reaching $6 billion with the recently expanded Medicare coverage that now includes Alzheimer`s Disease."
* "A PET scan is the most accurate medical diagnostic test utilized in the detection of coronary artery disease."

Please also disclose in the prospectus the source of any of these statements, facts, beliefs, etc.

Risk Factors, pages 7-21

General

7. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "We have a limited operating history and a history of cash flow deficits and losses" or
"Effective marketing is essential to our operations" or describe an event that may occur in the future, such as "We will need to obtain additional financing in the near future." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

8. In addition, we note your use of general phrases such as "adversely affect" and "harm our business" in the risk factor section. These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise your disclosure to describe, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified.

"We have a limited operating history  . . . ." page 7
9. Please revise your disclosure to state your losses and cash flow deficits for the last two fiscal years and any relevant interim period.
10. Please revise your disclosure to name some of the key "significant diseases and disorders" referenced in this risk factor.

"Effective marketing is essential to our operations." page 8
11. This risk factor as currently written could apply to any issuer or offering in the PET industry. Please revise this risk factor so that it addresses your situation more specifically. You should discuss the specific risks that exist with respect to marketing PET imaging services and your operations.

"We have granted liens to equipment lenders . . . ." page 8
12. Please revise your disclosure to state the amount financed with independent equipment lenders.
13. Please revise your disclosure to name any key independent equipment lenders. For example, please name any independent equipment lender who has financed a material portion of your assets or on whom you are otherwise substantially dependent.
14. Please also revise your disclosure to briefly describe any material "specified events of default" you refer to in the financing documents.
15. We note your statement in this risk factor that you are "currently not in default of any of such financing documents." In your MD&A and the notes to your financial statements, however, you refer to not meeting the tangible net worth requirement under your loan and lease agreements. Please delete the statement that you are
"currently not in default of any of such financing documents" and describe the default and name the relevant lender in this risk factor.

"We will need to obtain additional financing . . . ." pages 9-10
16. Please revise your disclosure in this risk factor to briefly describe your "near term business and expansion plans." This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures.
17. To the extent practicable, please quantify the amount of additional financing you expect you will need to complete your planned operations and expansion.
18. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.
19. Please move your discussion of the risks you face as a result of the Placement Agent Agreement and your April 2004 agreement with your investors to a separate risk factor with an appropriate subheading.

"We will face certain costs and other obstacles in establishing and/or acquiring additional PET centers." page 10
20. Please discuss any problems you have had in the past in establishing and/or acquiring PET centers. Explain how these problems have affected your operations.

"We depend on a small number of Fluoro-Deoxy-Glucose ("FDG")
suppliers . . . ." page 10
21. Please revise your disclosure to name the two suppliers referred to in this risk factor.
22. Please revise your disclosure to quantify the amount of substantial past due indebtedness you have for the supplier to your
PET center in Wichita, Kansas and describe any termination or other risk you face with such supplier as a result of this past due indebtedness.

"If provider contracts for our PET centers . . . ." page 11
23. To the extent that you are substantially dependent on any provider contracts, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose the approximate number of parties performing these services and name any key parties in this risk factor.

"The loss of any of our executive officers or key personnel . . .
.."
page 13
24. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
25. Please state whether you maintain employment contracts with key personnel and disclose the term and termination provisions of the same if applicable.
26. Please move to a separate risk factor your discussion of the risks associated with hiring additional personnel. Please also expand this disclosure to the extent practicable to quantify any expected expenditures you expect to incur to recruit and hire additional personnel.

"If we fail to compete successfully . . . ." page 13
27. Please revise to identify your key competitors and describe your competitive position in relation to your key competitors.

"A successful liability claim against us in excess of our
insurance
coverage . . . ." page 13
28. Please disclose the cost to you of your insurance, if material.

"We are currently dependent upon governmental and other insurance carriers for our revenues and accounts receivable." page 14
29. We note the statement in the notes to your financial
statements
that "A majority of the Company`s net patient service revenue and accounts receivable were generated from two customers. During 2003,
$1,085,000, or 46% of net patient service revenue was from one governmental agency, $552,000, or 23% of net patient service revenue was from one commercial health insurance carrier . . . ."  Please expand your disclosure in this risk factor to discuss this fact and to name the governmental agency and commercial health insurance carrier referenced in the notes to the financial statements. Please also expand your disclosure in this risk factor to name the entities among whom your accounts receivable are concentrated and the related amounts due. You should provide this disclosure regarding concentration of revenues and accounts receivable for the past two fiscal years.
30. To the extent practicable and material, please revise your disclosure to quantify the amount of any receivables past due and the number of days past due as well as the percentage or amount of receivables that you estimate are uncollectible.

"We may be unable to effectively maintain our PET systems or generate revenues when our PET systems are not working." page 15
31. In your MD&A you refer to "four separate long-term service contracts to provide for such maintenance." To the extent that you are substantially dependent on any service providers, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose the approximate number of parties performing these services and name any key parties in this risk factor.

"We have elected not to voluntarily adopt various corporate
governance measures . . . ." page 16
32. Please disclose the key Sarbanes-Oxley Act requirements and key
NASDAQ listing criteria you are not in compliance with.

"Effective internal controls are necessary . . . ." page 16
33. Your risk factor as currently written could apply to any issuer or offering. Please revise it so that it addresses your situation more specifically.

"The limited public trading market may cause volatility in the price
.. . . ." page 18
34. To illustrate the fluctuations of your stock price, please provide a range for your common stock price during the past two years. Disclosure of the high and low price during this time period is sufficient.

"Penny stock regulations may impose certain restrictions . . . ."
page 19
35. Please expand to discuss the specific legal remedies available to investors of penny stocks.


"Additional authorized shares of our common stock available for issuance may adversely affect the market." pages 19-20
36. Please revise this risk factor and subheading as appropriate to discuss the risks associated with having authorized but unissued shares. For example, you should discuss the risk that management may issue these shares without further stockholder approval and could therefore engage in transactions like equity financings or acquisitions without additional stockholder approval.
37. Please also revise this risk factor to state number of the aggregate shares reserved for issuance under the April 2004 investor rights agreement.

Use of Proceeds, page 21
38. Please advise us why you have not discussed the proceeds you may receive from the exercise of the Placement Agent Warrants. We may have further comments.

Selling Stockholders, pages 21-32
39. Please note that in order to substitute new names for the names of selling securityholders identified in an effective registration statement you can file a Rule 424(b) prospectus only if the change is not material, the number of securities or dollar amount registered does not change, and the new owners` securities can be traced to those covered by the original registration statement. A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file a prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in the circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements. In addition, in that regard we refer to your statement on page 22, "`Selling Stockholders` also includes any pledgees, donees, transferees, assignees, and successors-in-interest
(including distributees) to the Selling Stockholders named in the table below" and a similar statement on page 32. Please revise your disclosure to indicate that you may need to amend this registration statement to substitute new names.
40. Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.
41. For each selling shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) that have voting and dispositive rights.

Plan of Distribution, pages 32-35
42. We note your statement on page 34 that "The Selling Stockholders and any broker-dealers or agents that are involved in selling these shares may be deemed to be `underwriters` within the meaning of the
Securities Act in connection with such sales." Please note that any such selling stockholders and broker-dealers or agents will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

Business
43. Please note that Item 101(c)(3) of Regulation S-B encourages you to provide your Internet address if available.
44. Please revise your disclosure to explain how your PET centers are operated by your majority-owned management subsidiaries. Disclose and describe any material management fees and other arrangements. File such agreements as exhibits to this registration statement or provide us your analysis of why such agreements are not material contracts. We note that you briefly discuss this management structure and related agreements in the footnotes to your financial statements.

The Advantages of PET Imaging, pages 37-38
45. Please revise your disclosure to briefly describe the "other diagnostic imaging modalities" and "current medical diagnostic imaging procedures" you refer to on page 37.
46. Please explain further what you mean by the statement
"distinguish viable from nonviable myocardium for bypass and transplant candidates."

Suppliers, page 39
47. Please describe the material terms of your supply agreements in this section and file these agreements as exhibits to the registration statement or provide us your analysis of why these agreements are not material contracts.

Corporate History, pages 39-40
48. Please expand your disclosure in this section to briefly describe the businesses unrelated to medical diagnostic imaging. Please also disclose if you still operate these businesses, and if not, how and when you disposed of or terminated these businesses.
49. Please revise your disclosure in this section to disclose the value of the securities issued.

Management`s Discussion and Analysis or Plan of Operations, pages
41-
47

A Note About Forward-Looking Statements, page 41
50. You explain that some of the statements in the prospectus are forward-looking statements "within the meaning of Section 27A of the
Securities Act and Section 21E of the Exchange Act." Be advised that
Section 27A(b)(1)(C) of the Securities Act and Section
21E(b)(1)(C)
of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. This comment also applies to press releases. Please either:
* delete any references to Section 27A of the Securities Act and
Section 21E of the Exchange Act; or
* make clear, each time you refer to these sections, that the safe harbor does not apply to your company.

General
51. Please revise your MD&A to provide an overview that would facilitate a reader`s understanding of your entire MD&A. In our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19,
2003),
we explained that, "an introduction or overview should include the most important matters on which a company`s executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements." Please refer to that release. In that regard, we also note that you have provided a brief overview on pages 43 and 44 under
results of operations and then essentially repeated that same overview under results of operations on page 45. You should combine these and provide one meaningful overview.  You will note that in our
release we also discussed the importance of presentation of MD&A.
52. It appears that much of the discussion in the two liquidity
and
capital resources sections of your MD&A is repeated.  Please combine
these two sections to eliminate repeated disclosure.
53. Please revise your MD&A so that there is more focus on
analysis
as required by our recent MD&A Release No. 33-8350; 34-48960; FR-
72
(December 19, 2003). In that release, we explained that, "MD&A requires . . . an `analysis` of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form
..
.. . .  A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, please explain the following:
* The reasons for the increase in notes payable and capital leases
(page 42).
* The reasons for the $2.7 million increase in revenue in 2003 from
2002 (page 44).
* The reasons for the $1.8 million increase in operating expenses in
2003 from 2002 (page 44).
* The reasons for the $2.03 million increase in revenue in the first nine months of 2004 from the same period in 2003 (page 45).
* The reasons for the $1.2 million increase in operating expenses in the first nine months of 2004 from the same period in 2003 (page
45).

These have been provided as examples only. Please review your entire
MD&A and revise accordingly.  We may have further comments.
54. Where mentioned, please revise your disclosure to name the governmental agency, commercial health insurance carrier and entity owned by Dr. Schulman.
55. We note that on page 7 you state that you "anticipate increasing and supplementing [your] executive and other support personnel and otherwise increasing [your] fixed costs." Please expand your MD&A to discuss these anticipated increases in costs. To the extent practicable, please quantify any known material amounts you expect to spend.

Critical Accounting Policies, page 41
56. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, please consider the following disclosures:

a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b. Specifically address why your accounting estimates or assumptions bear the risk of change.
c. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
d. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.
57. Please consider expanding your disclosures regarding revenues to include the following disclosures:
a. State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Disclose your policy for collecting co-payments.
c. Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.
58. Please consider expanding your disclosures regarding accounts receivable to include the following disclosures:
a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.
b. Quantify and disclose the reasonably possible effects that a change in estimates of contractual adjustments of unsettled amounts from 3rd party payors as of the latest balance sheet could have on financial position and operations.
c. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example Patient, Medicare and Medicaid, Managed
Care, Commercial, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.
d. State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:
1. The threshold amount and age for account balance write-offs;
2. Whether or not and to what extent you use specific identification for account write-offs;
3. Whether or not and to what extent your write-off process is automated or manual; and
4. Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Results of Operations for Years Ended December 31, 2003 and 2002

Financial Condition - Liquidity and Capital Resources, pages 41-43
59. Please revise your disclosure to discuss the material terms of your financing from DVI Financial and any other key creditors, including the affiliate of the equipment vendor for the $2.1 million lease financing.
60. Please revise your disclosure to identify the nature of and to quantify your prospective short-term and long-term needs for liquidity and capital. Please also discuss whether the sources currently available to you would be sufficient and what other sources you expect to use and have. If you do not have a plan in place to address your short-term and long-term needs for liquidity and capital, please clarify that fact.
61. Please expand your discussion to address material changes in the
underlying drivers including the specific inflows and outflows generated during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. Consistent with Section IV of Financial
Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company`s cash flows and the indicative value of historical cash flows. For example, we note you attribute primary source of
cash flows to operating activities.   Please compare such sources
and
uses from period to period and discuss the underlying drivers of such fluctuations in revenue, as well as other material factors that contributed to the net increase or decrease in cash flows from operations.
62. Please expand your disclosures to describe the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters. Clarify the threshold, for example the amount and age, for account balance write-offs.

Results of Operations, page 43
63. Please discuss in detail the two business model used in your operations: ownership or management of a PET Center under a service and license agreement.  Disclose the criteria used by management to
determine whether to own or manage a PET Center.  Discuss what impact
each business model has on your results of operations, liquidity
and
capital resources.
64. Please elaborate your disclosures here and on page 45 to discuss
the underlying drivers of revenue fluctuations.   Please refer to
Item 303(b)(1) of Regulation S-B. If these fluctuations are attributable to multiple factors, please ensure that you have quantified those factors that are significant in understanding these changes, as required by Financial Reporting Codification Section
501.04. Similarly, where you attribute multiple factors in explaining the fluctuations of operating expenses, please quantify such factors.

Certain Relationships and Related Transactions, pages 53-54
65. Please revise your disclosure to disclose the names of the referenced companies controlled by Dr. Schulman and to clarify that
Dr. Schulman is your director and executive officer.
66. Please revise your disclosure in the section to disclose the value of the 1,200,000 shares issued to Messrs. Shapiro, Schulman and
Blessey.
67. Please revise your disclosure in the section to disclose the amount of future salary waived by Mr. Shapiro.

Exhibits
68. Please provide us your analysis of why you believe your agreements related to your investment in Trident Growth Fund L.P. are not material contracts required to be filed as exhibits or please file these agreements as exhibits prior to requesting acceleration of effectiveness of the Form SB-2. We note that as of September 30, 2004, your investment in Trident represented approximately 20% of your total assets.
69. Please provide us your analysis of why you believe your loan agreements with DVI Financial Services are not material contracts required to be filed as exhibits or please file these agreements as exhibits prior to requesting acceleration of effectiveness of the Form SB-2.
70. Please file all exhibits with your next amendment, including the legal opinion required by Item 601(b)(5) of Regulation S-B. We may have further comments when we have had an opportunity to review them.

Financial Statements

Consolidated Statements of Cash Flows

Supplementary Disclosures of Non-Cash Investing and financing
Activities:, page F-11

During the Nine Months Ended September 30, 2004:, page F-11
71. We note for the period ending September 30, 2004 that
1,415,000
shares of common stocks were issued to the Premier Founders.
Based
on your disclosure on page 40 of the registration statement the shares were issued in satisfaction of contingent stock based compensation entitlements. Please disclose, and explain to us, why the value of the shares represents goodwill and not stock-based compensation expense recognized in the appropriate periods as noted in paragraph 34 of SFAS 141. Please cite authoritative literature to support your accounting.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization, page F-12
72. Disclose the significant terms of your Administrative Services Agreements with the managed PET Centers, including how management fees and any adjustments are determined under each Agreement.

Principles of Consolidation, page F-14
73. Please explain to us and expand your disclosures to describe how you assess your interest in a variable interest entity to decide whether to consolidate it under FIN 46R. If an entity is not within the scope of FIN 46R, please clarify your consolidation policy and disclose the accounting literature used for determining whether you have a controlling financial interest in an entity. Tell us whether minority shareholders in your subsidiaries have any substantial participating rights noted in EITF 96-16.


Accounts Receivable, page F-14
74. Please expand your disclosure to state if you use specific identification for write-offs of accounts receivable.

Marketable Securities, page F-14
75. Your disclosure regarding available-for-sale investments that are deemed to be "permanently" impaired appears to be inconsistent with the term "other-than-temporary" used in paragraph 16 of SFAS 115 and
EITF 03-01.  Please revise your disclosures or advise us.

Investments in Unconsolidated Affiliates, page F-15
76. Please revise your disclosures to clarify that the Company has the ability to exercise significant influence over the Trident
Growth
Fund, LP or advise us.

Revenue Recognition, F-15
77. Please expand your disclosure to discuss the revenue recognition criteria outlined in SAB Topic 13.A.1 that is followed when you recognize revenue for net patient service revenues and management fees and disclose how revenue recognized meet each of the criteria.
For example, revise your revenue recognition disclosure indicating that management fees are recorded "when earned" to specifically indicate how they are earned under the administrative service agreements, how the fee is fixed and determinable, and collectibility of the amount billed to your customer is reasonably assured.

(7)  Notes Payable, page F-21
78. We note your disclosure that you do not meet the tangible net worth ratio covenant of your loan agreement with DVI Financial Services. Please expand your disclosure to clarify whether DVI has granted a waiver of debt covenant violations for a period of at least
12 months. If not, tell us your basis under GAAP for classifying the debt as long-term. Please refer to SFAS 78 and EITF 86-30.

(10) Commitments and Contingencies

(b) Employments Agreements, page F -26
79. We note on December 30, 2003 that Dr. Schulman`s employment agreement was amended so that he no longer accrued any base salary or bonus and is no longer entitled to receive incentive warrants. Please confirm that the fair value of Dr. Schulman`s uncompensated contributed services have been recorded as compensation expense in 2004 or revise your financial statements. See SAB Topic 1:B.1.for guidance.
80. Please tell us how you accounted the exchange of a 27% limited partnership interest in Trident for shares of your common stock. Please cite authoritative literature to support your accounting.


*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Keira Ino at (202) 824-5488 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Robert L. Blessey, Esq.
	51 Lyon Ridge Road
	Katonah, New York 10536
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Mr. Theodore B. Shapiro
March 24, 2005
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